SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

REMOTE VOTING BALLOT

Annual General Meeting

april 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

If the Shareholder chooses to exercise his/her right to vote remotely, pursuant to CVM Resolution 81, of March 29, 2022, as amended, it is essential that all fields of this Remote Voting Ballot (“Voting Ballot”) are filled in, being certain that the Voting Ballot will only be considered valid and the votes cast herein counted in the quorum of the shareholders’ meeting, if the following instructions are observed:

(i) all pages must be initialed: the Shareholder or his/her legal representative(s)( is), as the case may be and under the terms of current legislation, must sign the last page of the Voting Ballot.

(ii) we request that the signature be duly notarized; and

(iii) the Shareholder(s) who fulfill the conditions established in Law No. 6,404/76 may request the installation of the Fiscal Council, filling in the corresponding item; and the shareholders holding preferred shares of the Company shall not have voting rights, except in cases provided for by applicable corporate law and the Company's Bylaws, which is why the shareholders holding preferred shares of the Company must only fill in items 10, 11, 13, and 14 of this Voting Ballot.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder may send the Voting Ballot directly to the Company or transmit the instructions for filling it out to custodians/bookkeepers, as follows:

To the Company: must send a physical copy of the initialed and signed Voting Ballot, with duly authenticated signature (notarized by apostille if signed abroad); proof issued by the depositary dated up to three (3) business days from the date of sending the Voting Ballot (exempt if the shareholder is included in the list provided by the depositary); and certified copy of the following identification documents:

(a) individual: identity document with photo (shareholder or representative);

(b) legal entity: identity document with photo (shareholder or representative), consolidated bylaws/articles of incorporation and proof of representation powers; or

(c) investment fund: identity document with photo (shareholder or representative), consolidated bylaws/ articles of incorporation, proof of representation powers and consolidated regulation.

The Company will not require sworn translations of documents originally drafted in Portuguese, English or Spanish. The Shareholder must submit the Voting Ballot and the documentation referred to above at the Company within seven (7) days from Annual General Meeting. The Shareholder may send scanned copies of the documents to the e-mails indicated below (originals must be sent within three (3) consecutive days from the date of the Annual General Meeting). The Voting Ballots received after the above dates will be disregarded. The Company will notify the Shareholder of the receipt and acceptance of the Voting Ballot. If the Voting Ballot is not fully completed or accompanied by the necessary documents, it will be disregarded and the Company will notify the sender.

For custodians/bookkeepers: the documentation must be forwarded to B3. The Shareholder must contact them directly and verify the procedures established by them. The Shareholder must transmit an instruction to the custodian/bookkeeper within seven (7) days from the date of the Annual General Meeting, unless otherwise established. The Voting Ballots submitted late will not be considered.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case

Gol Linhas Aéreas Inteligentes S.A. | Legal Department

Pça. Comandante Lineu Gomes, s/n, portaria 3, building 24, Jardim Aeroporto, city and State of São Paulo, Zip Code 04626-020

E-mail: ri@voegol.com.br c/c ffieri@voegol.com.br

Phone Number: (11) 5098-4700 / (11) 2128-4489.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

ITAÚ CORRETORA DE VALORES S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, parte – São Paulo Zip Code 04538-132

Service to Shareholders: 3003-9285 (capitals and metropolitan regions) 0800 7209285 (other location)

Opening hours are on weekdays from 9 am to 6 pm.

Email: atendimentoescrituracao@itau-unibanco.com.br

Shareholders may choose to exercise their remote voting rights through authorized service providers, transmitting their voting instructions to their custody agents or bookkeeping agents, in compliance with the rules determined by them, who will forward said voting statements to the B3 Depository Center. The Shareholder must contact the custody agent or bookkeeping agent to verify the procedures established by it, as well as the necessary documents and information.

The Shareholder must transmit the instructions for completing the Voting Ballot to its custody agents or bookkeeping agents within seven (7) days before the Annual General Meeting is held, unless a different term is established by its custody agents or bookkeeping agents. Any Voting Ballots transmitted by Shareholders after this date - or the term established by the custodians or bookkeeping agents - will not be considered.

Resolutions concerning the Annual General Meeting (AGM)
1. Review of the Management’s accounts, examine, discussion and voting on the Company’s Financial Statements for the fiscal year ended on December 31, 2022. [ ] Approve [ ] Reject [ ] Abstain
2. Approval of the proposal for the allocation of income for the fiscal year ended on December 31, 2022. [ ] Approve [ ] Reject [ ] Abstain
3. Fix the number of members of the Board of Directors. [ ] Approve [ ] Reject [ ] Abstain

4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).

[ ] Yes [ ] No [ ] Abstain

Election of the board of directors by single group of candidates

Chapa Única

CONSTANTINO DE OLIVEIRA JUNIOR (PRESIDENTE)

JOAQUIM CONSTANTINO NETO (VICE-PRESIDENTE)

ADRIAN NEUHAUSER (EFETIVO)

RICHARD FREEMAN LARK, JR. (EFETIVO)

RICARDO CONSTANTINO (EFETIVO)

GERMÁN PASQUALE QUIROGA VILARDO (INDEPENDENTE)

PHILIPP MICHAEL SCHIEMER (INDEPENDENTE)

MARCELA DE PAIVA BOMFIM TEIXEIRA (INDEPENDENTE)

ANMOL BHARGAVA (INDEPENDENTE)

5. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa Única

[ ] Approve [ ] Reject [ ] Abstain

6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[ ] Yes [ ] No [ ] Abstain

7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

8. View of all the candidates that compose the slate to indicate the cumulative voting distribution.

CONSTANTINO DE OLIVEIRA JUNIOR (PRESIDENTE) [ ] %

JOAQUIM CONSTANTINO NETO (VICE-PRESIDENTE) [ ] %

ADRIAN NEUHAUSER (EFETIVO) [ ] %

RICHARD FREEMAN LARK, JR. (EFETIVO) [ ] %

RICARDO CONSTANTINO (EFETIVO) [ ] %

GERMÁN PASQUALE QUIROGA VILARDO (INDEPENDENTE) [ ] %

PHILIPP MICHAEL SCHIEMER (INDEPENDENTE) [ ] %

MARCELA DE PAIVA BOMFIM TEIXEIRA (INDEPENDENTE) [ ] %

ANMOL BHARGAVA (INDEPENDENTE) [ ] %

Request for separate election of a member of the Board of Directors by minority shareholders holding shares with voting rights

9. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[ ] Yes [ ] No [ ] Abstain

Request for separate election of a member of the Board of Directors by shareholders holding preferred shares without voting rights or with restricted voting rights

10. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[ ] Yes [ ] No [ ] Abstain

11. In the event that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights reach, respectively, the quorum required in items I and II of paragraph 4 of article 141 of Law 6,404 of 1976, do you wish to aggregate your vote to the votes of shares with voting rights in order to elect the candidate with the highest number of votes among all those who, listed in this remote voting form, are running for election separately?

[ ] Yes [ ] No [ ] Abstain

12. Determination of the annual global compensation of the Management for the fiscal year of 2023. [ ] Approve [ ] Reject [ ] Abstain

13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).

[ ] Yes [ ] No [ ] Abstain

14. In case of second call of the Annual General Meeting, can the voting instructions contained in this Voting Ballot also be considered for holding the Annual General Meeting on a second call?

[ ] Approve [ ] Reject [ ] Abstain

City: ___________________________________________________________________________

Date: ___________________________________________________________________________

Signature:________________________________________________________________________

Shareholders’ Name:_______________________________________________________________

Phone Number:___________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer